Darren K. DeStefano

(703) 456-8034

ddestefano@cooley.com

December 19, 2011

VIA EDGAR

Mr. John Ganley

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Capital Corporation
Preliminary Schedule 14A filed November 22, 2011
Commission File No. 814-00237

Dear Mr. Ganley:

On November 22, 2011, Gladstone Capital Corporation (“Gladstone Capital” or the “Fund”), filed with the United States Securities and Exchange Commission (the “Commission”) a Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). On December 2, 2011, the Company received an oral comment from the Staff of the Division of Investment Management (the “Staff”) related to the Preliminary Proxy Statement (the “Comment”), requesting that the Fund include in its definitive proxy statement (the “Definitive Proxy Statement”) expanded dilution disclosure and related tables.

In response to the Staff’s comment, the Fund respectively advises the Staff that concurrently herewith it is filing the Definitive Proxy Statement, which includes dilution disclosure and related tables with substantially the same degree of disclosure as the Fund’s registration statements filed with the Commission on Form N-2.

* * * * * * * *

The Fund and its management acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosure in the Fund’s filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

December 19, 2011

Page Two

Please direct any further questions or comments concerning the revised disclosure, the Definitive Proxy Statement or this response letter to the undersigned at (703) 456-8034 or Christi Novak at (703) 456-8562.

Sincerely,

/s/ Darren K. DeStefano
Darren K. DeStefano

Attachment

cc:	David J. Gladstone, Gladstone Management Corporation
Michael LiCalsi, Esq., Gladstone Administration, LLC
David Watson, Gladstone Administration, LLC
Thomas R. Salley
Christina L. Novak

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM